Stradley Ronon Stevens & Young, LLP Suite 1601 191 North Wacker Drive Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com

VIA EDGAR

April 18, 2016

Ms. Elisabeth Bentzinger

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen High Income December 2019 Target Term Fund
File Nos: 333-209703 and 811-23141

Dear Ms. Bentzinger:

Enclosed is a draft of pre-effective amendment no. 1 to the Registration Statement captioned above, which addresses the comments contained in your letter dated March 24, 2016, and contains additional updates summarized below. Please refer to our letter dated April 14, 2016 for detailed information concerning our responses to your comment letter and the associated disclosure changes.

In addition, the enclosed draft amendment reflects the following substantive changes:

•	Statement emphasizing that as the Fund approaches its termination date, its monthly distributions are likely to decline {Prospectus and SAI};

•	Updated disclosure concerning the relationship of Nuveen Investments and TIAA, reflecting an internal restructuring at TIAA that occurred since the initial filing {Prospectus and SAI};

•	Details on management fees have been inserted {Prospectus and SAI};

•	Summary of Fund Expenses has been completed {Prospectus};

Ms. Elisabeth Bentzinger

April 18, 2016

•	Updated references to the SEC’s recently-proposed rules governing the use of derivatives by registered investment companies, to eliminate references to the comment period, which expired on March 28, 2016 {Prospectus and SAI};

•	Completed the “Initial Portfolio Composition” paragraph in the Prospectus, which now includes anticipated allocations based on the model portfolio {Prospectus};

•	Completed the “Effects of Leverage” table {Prospectus};

•	Added a sentence to the “Debt Securities” risk factor to disclose that when interest rates rise, the market value of debt securities generally falls {Prospectus};

•	Inserted the expected initial distribution date of August 1, 2016 in the “Distributions” section {Prospectus};

•	Updated the “Management of the Fund” section of the SAI to reflect changes in biographies and titles and other developments occurring since the filing of the initial N-2 {SAI};

•	Updated to April 1, 2016 the “Share Ownership” disclosure and completed the compensation disclosure for the Fund’s trustees {SAI}; and

•	Provided the Fund’s audited financial statements and Report of Independent Registered Public Accounting Firm {SAI}.

We hope that this information is useful to you in reviewing the draft pre-effective amendment. If you should have any questions or require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to

K. McCarthy

G. Zimmerman

E. Fess

D. Wohl